

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 28, 2023

Zheng Nan
Chief Executive Officer
Webus International Ltd.
25/F, UK Center, EFC, Yuhang District
Hangzhou, China 311121

      Re: Webus International Ltd.
          Amendment No. 1 to Registration Statement on Form F-1
          Filed March 17, 2023
          File No. 333-269684

Dear Zheng Nan:

      We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 1 to Registration Statement on Form F-1

Use of Proceeds, page 63

1.   We note your disclosure that you plan to use approximately $3.0 million of the proceeds for general corporate purposes and approximately $8.0 million of the proceeds for working capital for your China operations, including but not limited to sale and marketing expenses, and research and development expenses for your Wetour digital platform related products and services. Please revise to more specifically identify the principal intended uses of the net proceeds and provide the estimated amount you intend to allocate to each identified purpose. For example, discuss if any of the proceeds will be used to advance the "Business Strategies" disclosed on page 4. If you do not have a current specific plan for the proceeds of this offering, please discuss the principal reasons for offering and how you determined the size of the offering. Refer to Item 4.A of Form F-1

and Item 3.C of Item 20-F.

Index to Consolidated Financial Statements
Note 13. Subsequent Event, page F-48

2.   Please update the date through which subsequent events were evaluated. Refer to ASC 855-10-50-1 and ASC 855-10-S99-2.

     You may contact Myra Moosariparambil, Staff Accountant, at 202-551-3796 or Craig Arakawa, Accounting Branch Chief, at 202-551-3650 if you have questions regarding comments on the financial statements and related matters. Please contact Irene Barberena-Meissner, Staff Attorney, at 202-551-6548 or Kevin Dougherty, Staff Attorney, at 202-551-3271 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Fang Liu. Esq.